Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Fabián Orta / Scott Pollak +1 (212) 317-6011 +52 (81) 8888-4327 ir@cemex.com

CEMEX REPORTS DOUBLE-DIGIT TOP-LINE GROWTH

WITH RECORD REDUCTION IN CO2 EMISSIONS IN 2022

•	12% Net Sales growth in 4th quarter, with prices up 17% to 20% for cement, ready-mix, and aggregates in response to persistent inflation.

•	EBITDA declined 1% in 4th quarter, with regions representing ~90% of Net Sales[1] showing growth.

•	Record EBITDA in the US2 in 4th quarter.

•	Growth investments contributed to ~US$100 million of incremental EBITDA in 2022.

•	EBITDA of Urbanization Solutions, our fastest growing business, grew more than 20% in 2022.

•	Record reduction of CO2 emissions in 2022.

•	S&P upgraded CEMEX’s credit rating to BB+, one notch away from goal of investment-grade rating.

•	Launch of Regenera, CEMEX’s global waste management business, contributing to a more circular society.

MONTERREY, MEXICO. FEBRUARY 13, 2023 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today double-digit top-line growth for 2022 and 4th quarter driven by a robust pricing strategy designed to recover margins. For 2022, EBITDA and EBITDA margin showed improving trends in 4th quarter. CO2 emissions declined by ~4.6% in 2022, the second consecutive year of record carbon reductions.

CEMEX’s Consolidated 2022 Full Year and 4th Quarter Financial and Operational Highlights.

•	Net Sales increased 12% to US$15,577 million in 2022, and 12% to US$3,869 million in 4th quarter.

•	Operating EBITDA decreased 3% to US$2,681 million in 2022, and 1% to US$630 million in 4th quarter.

•	Operating EBITDA margin decreased 2.5pp in 2022, to 17.2%, and declined by 1.7pp, to 16.3% in 4th quarter.

•	Free Cash Flow after Maintenance Capital Expenditures was US$553 million in 2022, and US$391 million in 4th quarter.

•	Net income, after adjusting for non-cash impairments of goodwill, rose 1% in 2022, and 36% in 4th quarter.

“2022 was a year of unique challenges as inflation spiked to 40-year highs, but I am pleased by how we responded and expect to continue to see the benefits of our strategy play out in 2023,” said Fernando A. González, CEO of CEMEX. “Importantly, after several quarters in which we have been able to offset inflation in dollar terms, I am seeing growing evidence that actual margin recovery is underway. While EBITDA margin declined in 4th quarter, the contraction was the lowest of the year, and sequential margins stabilized in a quarter where we historically see a significant decline due to seasonality. We also continued to achieve record-breaking reductions in CO2 emissions. Since the introduction of our Future in Action program in 2020, we have reduced emissions by approximately 9%, a reduction that in the past took us more than a decade to achieve”.

Geographical Markets 2022 Full Year and 4th Quarter Highlights

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Net Sales in Mexico increased 9% in 2022, to US$3,842 million, and 13% in fourth quarter, to US$1,016 million. Operating EBITDA decreased 5% in 2022, to US$1,133 million, and increased 4% in fourth quarter, to US$271 million.

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CEMEX’s operations in the United States reported Net Sales of US$5,038 million in 2022, an increase of 16%, and US$1,221 million in fourth quarter, an increase of 12%. Operating EBITDA remained flat at US$762 million in 2022 and increased 16% to US$202 million in fourth quarter.

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In the Europe, Middle East, Africa and Asia region, Net Sales increased by 14% in 2022, to US$4,930 million, and 14% in fourth quarter, to US$1,199 million. Operating EBITDA was US$670 million in 2022, 11% higher, and US$146 million for the fourth quarter, 2% higher.

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CEMEX’s operations in the South, Central America and the Caribbean region, reported Net Sales of US$1,605 million in 2022, an increase of 6%, and US$377 million in fourth quarter, an increase of 2%. Operating EBITDA decreased by 8% to US$382 million in 2022 and decreased 13% to US$84 million in the fourth quarter.

(1)	Before others and intercompany eliminations
(2)	Highest reported 4th quarter EBITDA since 2007

Note: All percentage variations related to Net Sales and EBITDA are on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared to the same period of last year.

CEMEX is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: cemex.com

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This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances, and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from CEMEX’s expectations, including, among others, risks, uncertainties, and assumptions discussed in CEMEX’s most recent annual report and detailed from time to time in CEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, which if materialized could ultimately lead to CEMEX’s expectations and projections not producing the expected benefits and/or results. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct this press release or any forward-looking statement contained herein, whether as a result of new information, future events or otherwise. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice.

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